Filed by CBRE Acquisition Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CBRE Acquisition Holdings, Inc.

Commission File No. 001-39798

Altus Power, Inc. Business Combination with

CBRE Acquisition Holdings, Inc.

Investor Conference Call Transcript

July 13, 2021

Operator

Good morning, and welcome to the Altus Power and CBRE Acquisition Holdings, Inc., or CBAH, investor conference call.

I would like to first remind everyone that this call may contain forward-looking statements including, but not limited to, Altus Power and CBRE Acquisition Holdings, Inc.’s expectations or predictions on financial and business performance and conditions, expectations or assumptions in consummating the business combination between the parties, and product development and performance. This includes, but is not limited to, the timing of development milestones, competitive and industry outlook and the timing and completion of the business combination. Any statements made on this call that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are inherently subject to risks, uncertainties (some of which are beyond the control of the parties) and assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements and they are not guarantees of performance. I encourage you to read the press release issued today and to review CBRE Acquisition Holdings, Inc.’s filings with the SEC (which include a copy of the investor presentation) for a discussion of the risks that can affect the business combination, Altus Power’s business, and the business of the combined company after completion of the proposed business combination.

CBRE Acquisition Holdings, Inc. and Altus Power are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws. I will now turn the call over to Bill Concannon, CEO and Director of CBRE Acquisition Holdings, Inc. Please go ahead.

Bill Concannon – CEO, CBRE Acquisition Holdings, Inc.

Thank you operator, and good morning to everyone listening.

It’s my great pleasure to be here today to discuss CBAH’s proposed combination with Altus Power. When CBRE Acquisition Holdings started looking at companies to combine with late last year, after the IPO, we were focused on finding a company that met three investment criteria. First, the company would benefit from secular tailwinds. Second, the company’s growth would clearly benefit from CBRE’s scale, extensive client base and operational strengths. And finally, a company that would be attractive to the public markets and be “public company ready” with great leadership.

We are very excited because we found that company in Altus Power, which comes out on top in all three criteria.

At CBRE, we serve the largest companies in the world every day and advise clients on meeting their real estate needs, including their sustainability objectives. We have over 7 billion square feet of commercial and industrial real estate under management worldwide. So we asked ourselves, where can CBRE bring our scale and our client access to clean energy? Then we met Altus Power. Altus Power is our clients’ answer to ESG questions in a pure-play way, because it puts the client’s real estate assets at the center of the solution. But the real kicker is that Altus’ model works beyond the commercial and industrial space, for municipalities and communities as well, to bring local, lower-cost, reliable solar power to increasing numbers of people.

We believe Altus Power will lead the industry in creating customer-sited solar generation, and see Altus Power as a category-defining company, with few, if any peers, in the vertically-integrated, commercial and industrial solar power segment. Importantly, it is already a real business, with an 11-year track record of deploying assets, generating project backlog, and following a straightforward path to achieving its projections. Altus’ operating business model provides long-term recurring revenue in a business that will generate almost $40 million of EBITDA in 2021, and is projected to generate $153 million of EBITDA in 2023. They will achieve this by taking what is already one of the largest independent solar power generation businesses in the U.S. and growing market share through geographic and market segment expansion, as well as by leveraging technology.

The total addressable market – or TAM – for Altus Power is also growing due to government regulation, local carbon accounting methodologies, and mandates from corporations themselves to meet renewable energy and net zero carbon emission targets. Over 300 companies worldwide have to-date committed to 100% renewable energy use, and it is estimated that meeting 2030 corporate sustainability goals will require investment of nearly $100 billion. At the same time, the commercial and industrial solar market remains largely untapped, with only 5% penetration, in a market that is expected to grow 290% in terms of cumulative megawatts installed to 2030. Altus is also expected to scale rapidly with this growth, increasing revenue to $336 million to 2024, with EBITDA of $228 million.

In addition to the businesses, we were impressed by Altus’ management team. Lars Norell and Gregg Felton, the Co-CEOs, each come from backgrounds in credit and capital markets, and they have both been a bigpart of guiding Altus Power to its current exciting phase of growth, and the combination with CBAH.

The Board we have put together for the combined company is equally impressive with a highly skilled group of independent directors. Christine Detrick has over 35 years of experience in financial services, and held several senior positions at Bain and Company. Richard Peretz had similar deep financial experience as CFO of UPS. Sharon Daley has served in senior roles at both Blackstone and GE during her 34 year career. And Rob Horn leads renewable energy and sustainable resource investments for Blackstone. So, it is a diverse and talented group and one that will ably guide Altus as a public company.

Under the terms of the transaction, CBAH will merge with Altus Power in a $1.58 billion equity deal, and, upon completion, the combined company will be armed with up to $678 million of proceeds, which includes funds from cash in trust and a $275 million PIPE.

Importantly, Altus’ existing shareholders, composed of the existing management team and Blackstone, are not only rolling 100% of their equity in the transaction but also investing new capital into the business, reflecting their ongoing confidence in Altus and in support of its business.

Before I turn the call over to the Altus team, I’d like to say a few words about our deal’s highly differentiated SAIL structure. Unlike traditional SPAC incentive structures, CBRE receives no upfront sponsor shares but indeed instead earns its incentive as Altus Power shares appreciate in value over time. So CBRE is highly aligned with all shareholders to ensure that this merger is a tremendous long-term success.

With that it’s my great pleasure to turn it over to Lars Norell, the Co-CEO of Altus Power.

Lars Norell – Co-CEO, Altus Power, Inc.

Thanks a lot Bill, and thanks to everyone for taking the time to hear our story this morning.

Altus Power is a clean electrification company that operates customer-sited solar power assets to provide electricity for customers in the commercial, industrial, municipal and community solar segments. We built the company in a way where we could keep the customers and the assets in the company for the term, and where the attractive unit economics of solar PV lead to attractive portfolio economics, and ultimately, a profitable company. We deliberately structured Altus Power as an operating company, rather than the more traditional asset management structure favored by most of our peers. In the beginning, this meant that we had to grow more slowly, but, this structure has also allowed us to grow without ever having to sell any assets, and to retain every commercial customer that we’ve ever originated.

In the beginning, starting in 2009, we built Altus Power out of the firm belief that the industrial revolution in clean electrification would occur – we just didn’t know when. As such, we built the business to position ourselves in the middle of that ecosystem as it arrived and scaled – and that moment we think is now.

We have positioned Altus to be a one-stop shop for commercial, industrial, municipal, and community solar customers, who sign 20-plus year contracts with us for power generation, but with whom we can scale and extend our services, into battery storage, and potentially other services such as electrical vehicle charging stations supplied by clean power. All of these systems, for all of these types of customers, we at Altus originate, design, construct, fund, own, monitor, and operate for term, delivering the output, the savings, and the environmental benefit to our corporate and community solar customers.

Taking this structure, and the assets, and these long-term customer relationships, how do we make money?

The core of our business is selling the power generated from our solar assets to commercial, industrial, and public clients. Additionally, we earn revenue from building large solar arrays on commercial buildings, and selling the power generated from those assets to households and residential consumers, in an arrangement called community solar. This growing segment pools customers into a shared power purchase agreement, and generally benefits end users by accelerating access to both cheaper and greener electricity.

Aside from solar power generation, we site, design, construct and interconnect energy storage systems, basically large batteries, that we will operate on a fee for use model. Our customers will rely on these systems for grid stability, demand response, peak shaving, and resiliency when the grid goes down. The growth in demand for these large-scale systems is forecast to occur most strongly in locations where the demand for electricity is the strongest – in commercial and industrial locations – exactly where Altus already operates.

Lastly, we are currently prepared to design, source, install and interconnect electrical vehicle charging stations for our customers, that we will also charge a fee to use.

Altus’ differentiator from grid power in these applications is that we provide power more reliably, at lower overall price, and do so using renewable solar energy generated near the point of use. It’s a trifecta of advantages we have seen resonate strongly with customers who are willing to sign up to long-term power purchase agreements and tie themselves to Altus for the most critical input to their operations – electric power.

To better collect and analyze data, track, plan, and troubleshoot our assets, Altus has also developed GAIA. GAIA is a proprietary software system that allows us to manage our assets throughout their development and operations lifecycle. We started to build GAIA in-house two years ago, as we were not impressed with the capabilities of off-the-shelf solutions that were available. With the CBAH and CBRE combination, we are looking at opportunities to scale GAIA in two different ways – operationally, for use with artificial intelligence-enabled predictive maintenance of assets and systems, and also developing a customer interface that we could use to originate both commercial and community solar customers.

Our relationship with CBRE will transform the speed and scope of this buildout, as Altus will be able to leverage CBRE’s existing asset data, analytics capabilities, and automated business case development for use in customer origination. This will allow Altus to leapfrog the competition in terms of technology and data analytics capabilities, and is yet another reason we value our partnership with CBRE.

Now, I’d like to turn the call over to my Co-CEO, Gregg Felton.

Gregg Felton – Co-CEO, Altus Power, Inc.

Thanks Lars.

I’d now like to discuss how Altus intends to grow our business. Our growth strategy is through four vectors.

First is to expand through the reputation of our strong operating platform to get the first look at new development opportunities when, for instance, a solar construction company needs a partner.

Second, is the conversion of existing customers into programmatic customers, for whom we will be a long-term provider of clean energy for several sites, across multiple portfolios. This is a key area of focus for Altus, as solar power has allowed us to land customers with long-term power purchase agreements.

This brings me to the third vector, which is the opportunity to expand our relationships into storage and clean EV charging, where we have really only begun to scratch the surface. Many customers are already asking Altus to solve their broader electrification needs and we fully expect our “Land and Expand” business model to accelerate with CBRE as our partner.

Lastly, are our strategic relationships with CBRE and Blackstone, and their sizable portfolios of real estate that they manage or own as well as the energy consumption data that they possess. This will allow Altus to be the clean electrification enabler of choice to large portions of corporate and industrial America.

Altus’ pipeline of existing opportunities, not to mention those we expect to be provided by CBRE, which are not included in our forecasts, give us great confidence in our financial outlook. We have already seen economies of scale from our growth, and we expect our margins to continue to increase over time.

Since our contracts are long dated, the recurring revenues and cash flows that we receive provide a strong foundation for our growth forecasts. As assets come online throughout the year, we can look at annualized EBITDA at year-end as a baseline for the following year. For example, while we expect to report calendar EBITDA of $38 million in 2021, we would expect to end 2021 with $57 million of annualized EBITDA. In this way, our increasing wins with long-term contracts throughout the year serve to support and increase the base for each successive calendar year’s EBITDA.

Importantly, the predictable, long-term nature of our cash flows provides a solid foundation for our financial projections. Further, we expect the proceeds from our business combination with CBAH to fully-fund our forecasted growth into 2024.

With that, I’d like to turn things back to Bill.

Bill Concannon – CEO, CBRE Acquisition Holdings, Inc.

Thanks Gregg.

There are no perfect comps for this business, which is one of the reasons why our team is so excited. Altus is a category-defining opportunity, in an underinvested asset class. As part of our search process, we evaluated businesses in multiple sectors, and there are very few companies with Altus’ growth and margin profile, let alone the positive ESG impact potential.

To provide some context on the broad potential peer set, and emphasize Altus’ unique business, we would highlight three groups. First, residential solar is the most similar from a basic business model standpoint, but there are significant differences, both financially and operationally. Second, solar tech firms have the same end market, but these companies manufacture products. And finally, as Altus power begins to expand its products and services, the energy transition sector will become more comparable. For the comp set across these three categories, Altus is valued at a 65% discount to median peer trading multiples on an enterprise value to EBITDA basis.

While there are many strong businesses in this space, not one of them has the potential that Altus Power has to truly define a category by itself. Altus is doing that with clean electrification, and we are looking forward to working with them.

Thank you to everyone for listening, and for your interest. Operator, you may now disconnect.

Important Information About the Transaction and Where to Find It

CBRE Acquisition Holdings, Inc. (“CBAH”) intends to file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Form S-4”), which will include a preliminary proxy statement/prospectus in connection with the proposed business combination (the “Merger”) and will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. CBAH’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with CBAH’s solicitation of proxies for its stockholders’ meeting to be held to approve the Merger because the proxy statement/prospectus will contain important information about CBAH, Altus Power, Inc. (“Altus”) and the Merger. The definitive proxy statement/prospectus will be mailed to stockholders of CBAH as of a record date to be established for voting on the Merger. Stockholders will also be able to obtain copies of the Registration Statement on Form S-4 and the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201.

Participants in the Solicitation

CBAH, Altus and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of CBAH’s stockholders with respect to the approval of the Merger. CBAH and Altus urge investors, stockholders and other interested persons to read, when available, the Form S-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the Merger, as these materials will contain important information about Altus, CBAH and the Merger. Information regarding CBAH’s directors and officers and a description of their interests in CBAH is contained in CBAH’s annual report on Form 10-K for the fiscal year ended December 31, 2020. Additional information regarding the participants in the proxy solicitation, including Altus’s directors and officers, and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement on Form S-4 and the definitive proxy statement/prospectus for the Merger when available. Each of these documents is, or will be, available at the SEC’s website or by directing a request to CBAH as described above under “Important Information About the Transaction and Where to Find It.”

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to CBAH’s and Altus’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the Merger, the business plans, objectives, expectations and intentions of CBAH once the Merger and the other transactions contemplated thereby (the “Transactions”) and change of name are complete (“New Altus”), and Altus’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on CBAH’s or Altus’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside CBAH’s or Altus’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability to complete the Transactions due to the failure to obtain approval of the stockholders of CBAH or Altus or other conditions to closing in the Merger Agreement; (3) the ability of New Altus to meet NYSE’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the Merger; (4) the inability to complete the private placement of common stock of CBAH to certain institutional accredited investors; (5) the risk that the announcement and consummation of the Transactions disrupts Altus’s current plans and operations; (6) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of New Altus to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (7) costs related to the Transactions; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Transactions; (9) the possibility that Altus and New Altus may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the impact of COVID-19 on Altus’s and New Altus’s business and/or the ability of the parties to complete the Transactions; (11) the outcome of any legal proceedings that may be instituted against CBAH, Altus, New Altus or any of their respective directors or officers, following the announcement of the Transactions; and (12) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in CBAH’s most recent annual report on Form 10-K, subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and will also be provided in the Registration Statement on Form S-4 and CBAH’s proxy statement/prospectus when available. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and CBAH and Altus undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in CBAH and is not intended to form the basis of an investment decision in CBAH. All subsequent written and oral forward-looking statements concerning CBAH and Altus, the Transactions or other matters and attributable to CBAH and Altus or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Transactions and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

10